UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June, 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Completes Acquisition of Accel Networks

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 19, 2015--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) today announced it has completed the acquisition of Accel Networks, a Florida-based provider of 4G LTE managed connectivity service for distributed enterprises. The company has purchased substantially all of the assets of Accel Networks. Details of the acquisition were first announced on May 7, 2015.

Accel Networks provides primary and back-up connectivity services in the U.S. to more than 300 enterprise customers in sectors such as retail, finance, security, energy, and hospitality. Accel Networks is a long term partner of Sierra Wireless and will add scale and capabilities to the company’s services business and accelerate the company’s device-to-cloud offering. With 4G LTE providing high connectivity speeds and legacy carriers transitioning away from copper-based networks, many enterprises are adopting wireless connectivity.

About Accel Networks

Accel Networks is a leader in managed cellular broadband technology and connectivity services in North America. Accel’s deep experience in providing cellular broadband to thousands of locations across the country resulted in the development of iMaestro™, Accel’s smart antenna and hosted RF optimization and management system. Through iMaestro™, Accel is unique in delivering consistent and robust cellular broadband experience across customer sites, enabling business to realize the promise of LTE as a converged voice and data solution that far surpasses the performance and cost effectiveness of wireline service. Accel Networks is headquartered in Florida, with its primary operations center located in Georgia.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 950 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
David Climie, +1-604-231-1137
VP Investor Relations
investor@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 19, 2015